Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117


06018409

November 7, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Adjustment of Dividend Forecast for the Year ending March 31, 2007**
- **Notice of Purchase of Treasury Stocks** (November 1, 2006)
- **Notice of Purchase of Treasury Stocks** (November 2, 2006)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing
Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

To Our Shareholders

October 24, 2006

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208 Tokyo Stock Exchange, 1st Section)
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Adjustment of Dividend Forecast for the Year ending March 31, 2007 (59th Term)

The Company adopted a resolution at the board of directors' meeting, held on October 24, 2006, that the forecast of dividend per share at the end of the year ending March 31, 2007 (59th Term) shall be adjusted as follows and we hereby announce it.

1. Reason for Adjustment of Dividend Forecast

We adjusted the dividend forecast as follows, based on an adjustment of the forecast of business results for the full-year, made as of September 21, 2006.

2. Details of Adjustment

(Unit: Yen)

	Interim dividend per share	Dividend per share at the end of year	Annual dividend per share
Forecast previously announced (Announced as of April 26, 2006)	0.00	34.00	34.00
Adjustment this time	0.00	26.00	26.00
Results of the previous year (Year ended March 31, 2006)	0.00	33.00	33.00

To Our Shareholders

November 1, 2006

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Purchase of Treasury Stocks

(Acquisition of treasury stocks pursuant to the provisions of the Articles of Incorporation under the provisions of Article 165, paragraph 2 of the Corporation Law)

The Company carried out market acquisition of treasury stocks pursuant to the provisions of the Articles of Incorporation under the provisions of Article 165, paragraph 2 of the Corporation Law. We hereby announce this.

1. Purchase Period — From October 1, 2006 to October 31, 2006
2. Purchased shares — 288,200 shares
3. Total amount of purchase — 417,327,000 Yen
4. Purchase Method — Market purchasing at the Tokyo Stock Exchange

1. Details of the resolution adopted at the board of directors' meeting held on July 25, 2006
   - (1) Type of share to be purchased — Common shares of the Company
   - (2) Total number of shares to be purchased — 500,000 shares (upper limit)
   - (3) Total purchase amount of shares — 1,250,000,000 Yen (upper limit)
   - (4) Period for purchasing its own shares — From August 1, 2006 to January 19, 2007

2. Total number of shares acquired and total amount of acquired price of its own shares after the date of resolution at the board of directors' meeting (as of July 25, 2006).
   - (1) Total number of acquired shares — 451,800 shares
   - (2) Total amount of acquired price — 695,667,200 Yen

3. Holding of its own shares as of October 31, 2006
   - Total number of outstanding Shares (excluding its own shares) — 35,040,243 shares
   - Number of its own shares — 1,506,786 shares

To Our Shareholders

November 2, 2006

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Purchase of Treasury Stocks

(Acquisition of treasury stocks pursuant to the provisions of the Articles of Incorporation under the provisions of Article 165, paragraph 2 of the Corporation Law)

The Company carried out market acquisition of treasury stocks pursuant to the provisions of the Articles of Incorporation under the provisions of Article 165, paragraph 2 of the Corporation Law. We hereby announce this. In addition, purchase of its own shares was finished by this market buying.

1. Purchase Period November 1, 2006
2. Purchased shares 48,200 shares
3. Total amount of purchase 66,805,222 Yen
4. Purchase Method Market purchasing at the Tokyo Stock Exchange

1. Details of the resolution adopted at the board of directors' meeting held on July 25, 2006
   (1) Type of share to be purchased Common shares of the Company
   (2) Total number of shares to be purchased 500,000 shares (upper limit)
   (3) Total purchase amount of shares 1,250,000,000 Yen (upper limit)
   (4) Period for purchasing its own shares From August 1, 2006 to January 19, 2007

2. Total number of shares acquired and total amount of acquired price of its own shares after the date of resolution at the board of directors' meeting (as of July 25, 2006).
   (1) Total number of acquired shares 500,000 shares
   (2) Total amount of acquired price 762,472,400 Yen